

April 19, 2023

Warren B. Kanders
Chief Executive Officer
Cadre Holdings, Inc.
13386 International Parkway
Jacksonville, FL 32218

> **Re: Cadre Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 15, 2023**
> **Response Dated April 12, 2023**
> **File No. 001-40698**

Dear Warren B. Kanders:

We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Measures, page 7

1. We note your response to prior comment 1, including the draft disclosure you intend to provide regarding Adjusted EBITDA less capital expenditures and Adjusted EBITDA Conversion Rate. Please help us understand how you determined that these non-GAAP measures which exclude cash payments are a performance measure rather than a liquidity measure. In this regard, we reference your proposed disclosure that the measure "provides investors with important information about your core, recurring cash generation trends", the adjustments are not generated from the income statement, the adjustments are cash-based rather than accrual-based, and your non-GAAP conversion rate uses this measure as the numerator.

2.   If you conclude that the non-GAAP measure is being presented as a liquidity measure, please revise future filings to reconcile it to cash flow from operations and a conversion rate using a comparable GAAP measure, as applicable, with prominence. Your disclosures should fully comply with Rule 10(e)(1)(ii)(a) of Regulation S-K and Question 102.09 of the C&DI related to Non-GAAP Measures.

 You may contact Christie Wong at 202-551-3684 or Kristin Lochhead, Senior Accountant, at 202-551-3664 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services